Exhibit 4.14

FIFTH AMENDMENT TO THE FIRST RESTATEMENT OF THE

MERIT MEDICAL SYSTEMS, INC.

401(k) PROFIT SHARING PLAN

This Fifth Amendment to the First Restatement of the Merit Medical Systems, 401(k) Profit Sharing Plan (the “Plan”) is made and adopted effective as of January 1, 2004 to read as follows:

WHEREAS, Merit Medical Systems, Inc. (the “Company”) maintains the Plan for the benefit of its employees and the employees of its participating subsidiaries; and

WHEREAS, the Company desires to amend the Plan in certain respects;

NOW, THEREFORE, the Company hereby amends the Plan as follows effective January 1, 2004:

1.                                       The last sentence of the first paragraph of Article II B of the Plan is amended to delete the phrase “the first day of each calendar quarter” and to substitute in lieu thereof the phrase “each day of the Plan Year.”

2.                                       Article IV D of the Plan is amended to read as follows:

“D.                              Forfeitures.  All Forfeitures from Regular Accounts shall be allocated first to reinstate previously forfeited account balances under Article V D 2 below, with any remainder allocated as additional Profit Sharing Contributions under Article IV C above for the year of forfeiture.  Forfeitures from Non-Qualified Matching Contribution Accounts shall be reallocated first to reinstate previously forfeited account balances under Article V D 2 below, with any remainder to be applied and allocated as part of the Employer’s Non-Qualified Matching Contribution for the Plan Year following the year of forfeiture (and in succeeding plan years, if necessary, until exhausted).”

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by its duly authorized officer this 5th day of March, 2004.

MERIT MEDICAL SYSTEMS, INC.

By:	/s/
Name: Kent Stanger
Title: Chief Financial Officer